Columbia Sportswear Company

January 7, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 03-08

Washington, D.C. 20549

Attention: Joshua Thomas

Re:	Columbia Sportswear Company

File No. 0-23939

Form 10-K for the year ended December 31, 2006

Dear Mr. Thomas:

This letter is in response to your letter dated December 19, 2007 setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Columbia Sportswear Company’s Annual Report on Form 10-K for the year ended December 31, 2006. In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Note 3-Acquisitions, page 51

1.	We note your disclosure that as a result of the acquisition of a group of trademarks from Pacific Trail, Inc., you recognized goodwill of $3,900,000. Paragraph 9 of SFAS 142 states that the acquisition of assets other than in a business combination should not give rise to the recognition of goodwill, and that assets acquired should be measured at their fair value. Please tell us why you believe that the recognition of goodwill is appropriate, or revise your statements as necessary.

We supplementally advise the Staff that we reviewed Paragraph 9 of SFAS 142. In addition, we reviewed SFAS 141, including paragraph 87 of Appendix B, Accounting for Asset Acquisitions – General Concepts, and EITF 98-3, including Paragraph 6 and Exhibit 98-3A.

We believe that the acquired Pacific Trail assets meet the definition of a business in accordance with EITF 98-3. As such, we believe the recognition of goodwill is appropriate in the circumstances. Our conclusion is based on the following facts:

•	we acquired a group of trademarks;

•	we received approximately $22 million in customer orders that were designed, developed, and distributed in 2006;

•

we hired sales management and customer service personnel and contracted for a number of logistics, distribution, and administrative services from London Fog in order to distribute the Fall 2006 product line and service the customer base;

•	we acquired a royalty stream from several existing licensing arrangements;

•	we utilized several of London Fog’s Asian contract manufacturers responsible for manufacturing the 2006 product line;

•

the accounting, warehouse management, and payroll systems were shared between us and London Fog in 2006 during the post-acquisition transition phase and were ultimately integrated into us beginning in 2007.

Because we believe the Pacific Trail acquisition constituted a business combination, we also believe the recognition of goodwill is appropriate in the circumstances. In future filings we will disclose that the Pacific Trail acquisition included a group of trademarks, licensing arrangements, and the Fall 2006 order book, and therefore constituted a business combination in accordance with SFAS 141.

Note 3-Acquisitions, page 51

2.	We note that $14,800,000 of the acquisition price of Pacific Trail, Inc. was allocated to trademarks which are not being amortized and we note that these trademarks were purchased as a result of a bankruptcy auction. Please tell us how you evaluated each of the factors in paragraph 11 and Appendix A of SFAS 142 to determine that an indefinite useful life is appropriate. We note that the situations in which it would be appropriate to use an indefinite useful life are limited to those in which the acquired assets have demonstrated a history of generating positive cash flows, and are reasonably expected to do so for an indefinite period of time from the standpoint of the acquiring entity.

We supplementally advise the Staff that we evaluated paragraph 11 and Appendix A of SFAS 142 when determining the useful life of the Pacific Trail trademarks that were purchased by us in a bankruptcy auction. We believe that an indefinite useful life is appropriate based on the 60 year history of Pacific Trail and our belief that the purchased trademarks are expected to generate positive cash flow for an indefinite period of time.

Pacific Trail was founded in 1945 as a family-owned business in Seattle, Washington and had established a tradition of rugged, authentic recreational outerwear that remains the brand’s hallmark today. In 1994, Pacific Trail was acquired by London Fog, a former NYSE publicly listed company which had been taken private in 1988 in a management-led buyout. By 2001, revenue for the Pacific Trail brands was approximately $78 million, and increased to over $100 million for the fiscal years ended February 2002 and 2003 and remained at that level for fiscal 2004, all while maintaining industry-average gross margins.

London Fog hired a new CEO in December 2004, who in turn recruited several executives in brand marketing and management, retail merchandising, sportswear, and sourcing. The new team examined each of London Fog’s brands and began to refocus each brand through new product development and new market positioning. For the fiscal years ended February 2005 and 2006, revenue for the Pacific Trail brands decreased to approximately $78 million and $59 million, respectively. In early 2006, London Fog filed for Chapter 11 bankruptcy protection. At the subsequent London Fog bankruptcy auction, we purchased the Pacific Trail trademarks, including Pacific Trail®, Towne®, Pac Tech®, Moonstone®, Roffe®, and Black Dot® (herein after the “Pacific Trail Trademarks” or “Trademarks”) and their related licenses, as well as a license to produce certain Dockers® outerwear. Prior to the acquisition by us, London Fog had registered some of the Pacific Trail Trademarks on the Principal Register of the United States Patent and Trademark Office. It had also registered some of the Pacific Trail Trademarks in 47 countries around the world. We sold the acquired Dockers® brand license immediately following the acquisition because it was not part of the core Pacific Trail business.

Our analysis of the useful life of the Pacific Trail Trademarks under paragraph 11 and Appendix A of SFAS 142 follows:

a.	The expected useful life of the asset by the entity.

Given the 60 year history of the Pacific Trail brand and our intention to renew and maintain the Pacific Trail brands for a nominal cost, coupled with our analysis that the trademarked product would generate cash flows for an indefinite period of time, we concluded that an indefinite useful life was appropriate for the Trademarks.

b.	The expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate.

We believed that the lives of the Pacific Trail Trademarks were not dependent on, or in any way tied to, another asset or group of assets.

c.	Any legal, regulatory, or contractual provisions that may limit the useful life.

We believed there were no significant legal, regulatory, or contractual limitations on the Trademarks, other than the legal lives themselves. Prior to the acquisition by us, London Fog had registered the Pacific Trail Trademarks on the Principal Register of the United States Patent and Trademark Office and also registered some of these Trademarks in 47 countries around the world. Since the acquisition, our legal team has worked in conjunction with outside counsel to manage and maintain the Pacific Trail Trademark applications and registrations throughout the world. We maintain a schedule of trademarks, including the specific trademark, jurisdiction, filing date, application number, registration number, registration date, and next renewal date. To date, we have not had any significant legal challenges, nor do we believe any are imminent, related to the any of our significant Pacific Trail Trademarks.

d.	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantiated cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions).

The Pacific Trail Trademarks that we acquired are renewable at varying dates at a nominal cost, generally less than $1,000 per trademark registration, and require no material modifications upon renewal. We intend to renew the majority of these trademarks in perpetuity. Since the late 1980s, we have successfully registered trademarks owned by Columbia Sportswear in over 100 countries.

e.	The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulator environment, and expected changes in distribution channels).

A valuation was performed in conjunction with the acquisition establishing a fair value for the Pacific Trail Trademarks based upon the brand, reputation, and name recognition built over Pacific Trail’s 60 year history. An analysis of the market, competitive and market trends, and brand extension opportunities provided evidence that the Pacific Trail brands would generate cash flows for an indefinite period of time. As part of the acquisition, we received approximately $22 million in customer orders that were designed, developed, and distributed profitably in 2006.

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).

We incurred no significant maintenance expenditures to generate expected cash flows from the Pacific Trail Trademarks, other than nominal trademark renewal costs.

In addition, we believe that Example 7 in Appendix A of SFAS 142 describes a situation comparable to our purchase of the Pacific Trail Trademarks. Like the situation in Example 7, we intend to continuously renew the majority of the Trademarks and have the ability to do so, and we expect the Trademarks to generate cash flows for an indefinite period of time.

Based on the facts and circumstances above and our analysis of Pacific Trail’s product portfolio; product life cycles; economic and competitive environment in which Pacific Trail products are marketed and sold; Pacific Trail’s historical financial performance and future prospects; and Pacific Trail’s brand extension opportunities, we believe that the Pacific Trail Trademarks will generate cash flow for an indefinite period of time. As such, we believe our determination that the Pacific Trail Trademarks have an indefinite life is appropriate under SFAS 142.

Note 3-Acquisitions, page 51

3.	When there is a reference to a valuation firm or other expert, the expert must be named and must consent to the inclusion of its name in the filing. Please revise the note to name the expert(s) that performed the appraisals of the Pacific Trail and Montrail assets. Consents of the named experts are required as well given that the financial statements have been incorporated by reference into your registration statements. As an alternative, you may delete all references to third-party appraisals.

We supplementally advise the Staff that we will delete all references to third-party appraisals in future filings.

Note 14-Earnings Per Share, page 63

4.	We note that your calculations of weighted average diluted shares do not include the effect of service-based restricted stock units granted during the year. Please tell us how you considered SFAS 128 in determining that these shares were not dilutive as of December 31, 2006.

We supplementally advise the Staff that our calculations of weighted average diluted shares do in fact include the effect of service-based restricted stock units outstanding, including those granted during the year. However, in the Note 14 table titled “A reconciliation of the common shares used in the denominator for computing basic and diluted EPS,” the second line item titled “Effect of dilutive stock options” was not a complete description. We expanded the description of this line item and entitled it “Effect of dilutive stock options and restricted stock units” beginning with our second quarter 2007 Form 10-Q filed with the SEC on August 7, 2007, and will continue to do so in future filings.

Item 9A. Controls and Procedures, page 67

5.	To the extent that the financial statements are revised in response to the comments above, please tell us how you evaluated the effects of any revisions on your conclusions regarding the effectiveness of your disclosure controls and procedures, and revise your disclosures as appropriate.

We supplementally advise the Staff that the revisions noted above do not change our conclusions regarding the effectiveness of our disclosure controls and procedures, and, therefore, we do not believe that any revisions to our related disclosures are necessary.

Other 1934 Act Reports

6.	Revise the subsequent Forms 10-Q to comply with the above comments as applicable.

We supplementally advise the Staff that we will revise future Forms 10-Q to comply with the above comments and our responses as applicable.

7.	To the extent that the financial statements are revised in response to the comments above, please tell us how you evaluated the disclosure requirements of SFAS 154 and Item 4.02 of Form 8-K.

We supplementally advise the Staff that we believe the financial statement disclosure revisions noted above are insignificant and do not require disclosure under SFAS 154 or Item 4.02 of Form 8-K.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any further comments or questions regarding this letter, please contact me at (503) 985-4551.

Sincerely,

/s/ BRYAN L. TIMM
Bryan L. Timm
Vice President and Chief Financial Officer
Columbia Sportswear Company

cc:	Timothy P. Boyle

Edward S. George

Peter J. Bragdon

John R. Thomas